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                                                               Exhibit 11(a)(11)

                                                                    News Release

                                                            MEDIA RELATIONS:
                                                            Ray Boyce
                                                            212/572-7172

                                                            INVESTOR RELATIONS:
                                                            Joseph Fitzgerald
                                                            212/572-7282


                        SEAGRAM ACCEPTS SHARES TENDERED
                        PURSUANT TO OFFER FOR POLYGRAM
                 ____________________________________________


MONTREAL, December 6, 1998 - The Seagram Company Ltd. (NYSE:VO) announced today that its offer for all issued shares of PolyGram N.V. expired, as scheduled, at 3:00 p.m., Amsterdam time (9:00 a.m., New York City time), on Friday,
December 4, 1998. Seagram has accepted all shares validly tendered and not withdrawn pursuant to the offer.

Seagram stated that according to Citibank, N.A. and MeesPierson N.V., the exchange agents for the offer, approximately 179,130,648 shares (including approximately 72,950 shares tendered by notices of guaranteed delivery) have been validly tendered and not withdrawn pursuant to the offer. Such shares represent approximately 99.52 percent of all issued PolyGram shares.

Edgar Bronfman, Jr., president and chief executive officer of Seagram, said, "We have now completed all required steps necessary to close our acquisition of PolyGram. Through the resulting combination of PolyGram with Universal Music to form the Universal Music Group, the transformation of Seagram will be complete. Seagram will now operate two highly-focused businesses of global scope and size -- entertainment and spirits and wine. By acquiring PolyGram, Seagram becomes a global entertainment leader, managing the world's largest music company, with its unequaled roster of music talent and unmatched potential for growth. As we welcome PolyGram's people and all of its exceptional music talent to our family, we envision a dynamic and vibrant future for our global music business, led by the outstanding management team that will be created by the combination of the two organizations."

All PolyGram shareholders who elected to receive cash for their PolyGram shares will receive NLG 115 in cash (approximately U.S. $60.81 based on the Noon Buying Rate of the New York Federal Reserve Bank on December 4, 1998). If they so elected, holders of U.S. registered PolyGram shares will receive the U.S. dollar equivalent of NLG 115 on the date Seagram pays its U.S. exchange agent.

PolyGram shareholders who elected to receive Seagram common shares in the offer will receive a pro rata portion of the approximately 47.9 million Seagram shares that will be issued in the offer (approximately 12 percent of the outstanding Seagram shares after the transaction) based on an exchange ratio of
1.3772 Seagram shares for each PolyGram share. As a result of proration, each PolyGram shareholder who elected to receive Seagram shares will receive Seagram shares in exchange for approximately 25.73 percent of the PolyGram shares that were covered by the holder's share election and cash for all other tendered shares.

Seagram stated that payment for shares accepted in the offer is expected to be made beginning on December 10, 1998.

As previously disclosed, Seagram stated that it expects to commence compulsory acquisition proceedings before the Enterprise Division of the Court of Appeals in Amsterdam as promptly as practicable in order to acquire the remaining PolyGram shares. Seagram also will be effecting a corporate reorganization of PolyGram and its subsidiaries, which will include, among other things, the transfer of subsidiaries from PolyGram to affiliates of Seagram for fair market value and the distribution of substantially all the proceeds received from such transfers as a dividend to PolyGram shareholders, consisting of Seagram (or an affiliate) and the remaining PolyGram shareholders. Receipt of the dividend by non-tendering PolyGram shareholders would reduce the amount payable to them in a compulsory acquisition.

The Seagram Company Ltd. operates in two global business segments: entertainment; and spirits and wine. the entertainment business segment produces and distributes motion picture, television and home video products, and recorded music; and operates theme parks and retail stores. The spirits and wine business segment is engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers throughout more than 190 countries and territories. Headquartered in Montreal, Seagram employs 25,000 people worldwide. The Company's corporate website is located at www.seagram.com.